CMP Susquehanna Radio Holdings Corp.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
January 8, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Sharon Virga, Senior Staff Accountant

Re:	CMP Susquehanna Radio Holdings Corp.
Form 10-K for fiscal year ended December 31, 2007
Filed March 31, 2008

Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2008
File No. 333-143558
Dear Ms. Virga:
     On behalf of CMP Susquehanna Radio Holdings Corp. (the “Company”) and further to our telephone conversation on January 7, 2009, I am writing to confirm our request for an extension of time to respond to your letter dated December 22, 2008 (the “Comment Letter”) concerning the above-referenced Form 10-K and Forms 10-Q. As discussed by telephone, the Company is in the process of preparing its response to the Comment Letter, which response also requires the input and involvement of the Company’s Audit Committee and the Company’s outside auditors. Given our receipt of the Comment Letter during the Christmas holidays and the required input of multiple constituencies who are also involved in the company’s pending audit for the 2008 fiscal year, the Company proposes to provide its response to the Comment Letter no later than Friday, January 16, 2009.
     Please feel free to contact me at (404) 260-6628, in connection with any questions or comments relating to the Company’s proposed response timeline. Thank you for your attention to this matter.

Sincerely,

/s/ Martin R. Gausvik
Executive Vice President
and Chief Financial Officer

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.